Exhibit 8.1

List of “significant subsidiaries” of Petrobras Energía Participaciones S.A.

as defined in rule 1-02(w) of Regulation S-X

1. Petrobras Energía S.A.

2. Petrobras Energía Venezuela S.A. (Venezuela)

3. Petrobras Financial Services GMBH (Austria)

4. Petrobras Energía Perú S.A. (Perú)

5. Innova S.A. (Brazil)

6. Petrobras Energía Ecuador (Cayman)

7 Ecuadortlc S.A. (Ecuador)

8. World Fund Financial Services (Cayman)